                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             --------------------

                                SCHEDULE 14D-9
         Solicitation/Recommendation Statement Under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                             --------------------


                            VASTAR RESOURCES, INC.
                           (Name of Subject Company)


                            VASTAR RESOURCES, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.01 Per Share
                        (Title of Class of Securities)

                                   922380100
                     (CUSIP Number of Class of Securities)

                                Albert D. Hoppe
                 Vice President, General Counsel and Secretary
                            Vastar Resources, Inc.
                             15375 Memorial Drive
                             Houston, Texas 77079
                           Telephone: (281) 584-6027

                               Charles M. Nathan
                    Fried Frank Harris Shriver and Jacobson
                              One New York Plaza
                           New York, New York 10004
                           Telephone: (212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


  [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.*

  *This Schedule 14d-9 relates to the proposed offer by BP Amoco p.l.c.

[VASTAR LETTERHEAD APPEARS HERE]


                                                                          NR00-9
                                                                  April 13, 2000

FOR IMMEDIATE RELEASE

VASTAR ACHIEVES THIRD CONSECUTIVE QUARTERLY INCOME RECORD
---------------------------------------------------------
AS FIRST-QUARTER EARNINGS RISE 307 PERCENT TO $77.4 MILLION
-----------------------------------------------------------

Houston, TX -- Vastar Resources, Inc. (NYSE: VRI) today reported first-quarter 2000 net income of $77.4 million ($0.78 per diluted share), the company's third consecutive quarterly record and a 307 percent increase from the $19.0 million ($0.19 per diluted share) in income reported during the first quarter of 1999. The increase was primarily attributable to improved commodity prices.

     Discretionary cash flow during the quarter increased 73 percent to $266.1 million from $153.6 million in last year's first quarter.

     "We are pleased by yet another quarter of great performance," said President and CEO Charles D. Davidson. "Our strong base of low-cost production enhanced the favorable impact of the commodity price recovery. Vastar's performance continues to confirm the overall quality of our assets and strategies."

     Total production was 1,455 million cubic feet of natural gas equivalent per day (MMcfed), down compared to 1,503

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

MMcfed in last year's first quarter, but up 6 percent from the fourth quarter of 1999. The quarter-to-quarter growth resulted from increased development drilling, which added significant new production. This extensive development drilling program is expected to continue throughout 2000.

     Natural gas production averaged 1,054 million cubic feet per day (MMcfd),
compared to 1,168 MMcfd in 1999's first quarter.    Crude and condensate
production was 46.0 thousand barrels per day (Mbd) compared to 46.7 Mbd in the same period last year. Natural gas liquids production increased to 20.8 Mbd in the first quarter of 2000 from 9.2 Mbd in last year's first quarter, as a result of improved processing economics.

     Average wellhead prices for natural gas were $2.19 per thousand cubic feet
(Mcf) during the quarter, up from $1.62 per Mcf during last year's first quarter. Average realizations for crude oil were $24.73 per barrel, up from $11.16 per barrel. Average realizations for natural gas liquids were $19.11 per barrel, up from $8.10 per barrel.

     Total cash production costs (operating expenses, SG&A and related taxes) were essentially flat at $0.54 per thousand cubic feet of natural gas equivalent
(Mcfe), compared with $0.53 per Mcfe during last year's first quarter.

     Eight of 14 exploratory wells decisioned during the first quarter were successful, with discoveries on the Gulf of Mexico shelf and in the Mid-Continent and Gulf Coast onshore areas. One deepwater well was unsuccessful.

     Exploration expenses (including dry hole, undeveloped leasehold amortization and other exploration expenses) were $68.6 million, compared to $39.0 million in the first quarter of 1999. Dry hole expenses were $37.7 million, compared to last year's first-quarter expenses of $5.4 million, with most of the increase attributable to the unsuccessful deepwater well.

     During the quarter Vastar participated in apparent winning bids totaling $17.9 million net on 24 deepwater and three shelf blocks at the federal Outer Continental Shelf Lease Sale 175. If all the leases are subsequently awarded, Vastar's Gulf of Mexico portfolio will expand to 156 deepwater and 345 shelf blocks.

     Vastar Resources, Inc., headquartered in Houston, Texas, finds, develops and produces natural gas and liquid hydrocarbons. The company is currently active in more than 100 key producing fields, with production in the Gulf of Mexico shelf, Gulf Coast, Rocky Mountains and Mid-Continent areas, and a growing exploratory and development presence in the Gulf of Mexico deepwater trend. Additional information on Vastar is available on the company's website at www.vastar.com.

                                      ###

Contacts:    James Bartlett  (281) 584-3448 (media)
             Ellen DeSanctis  (281) 584-3477 (financial)

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve certain assumptions, risks and uncertainties which, in the event actual results were different from those predicted by the company, could

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

negatively impact future results, plans and expectations. Actual results could differ materially from expectations based upon numerous factors, including: (i) the volatility and level of hydrocarbon commodity prices, (ii) lower than expected production rates due to capacity restraints on pipeline systems, other infrastructure or other reasons, (iii) the inexact nature of reserve estimates,
(iv) the legal and/or regulatory environment, (v) drilling and operating risks,
(vi) competition, (vii) certain natural gas marketing matters and (viii) the outcome of the proposed acquisition transaction relating to the company's publicly-owned common stock as previously announced by BP Amoco p.l.c. Further details with respect to some of the above as well as other assumptions, risks and uncertainties are detailed from time to time in our reports filed with the Securities and Exchange Commission, including the material on pages 12-14 in the company's Report on Form 10-K for the year ended December 31, 1999.

Vastar shareholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available, as these statements will contain important information relating to the tender offer. Shareholders will be able to obtain these statements and any amendments thereto and other filed documents for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, Vastar Resources, Inc. will make the solicitation/recommendation statement and any amendments thereto available for free to Vastar's shareholders. Please direct your request for the solicitation/recommendation statement to Ellen DeSanctis, Manager of Investor Relations and Corporate Communications, Vastar Resources, Inc., 15375 Memorial Drive, Houston, Texas 77079, Telephone (281) 584-3477.

                            VASTAR RESOURCES, INC.

                             SUMMARY OF OPERATIONS
                                  (Unaudited)


(Millions of dollars except per share amounts)
                                     For the three months
                                         ended March 31,
                                      2000          1999

REVENUES
Sales and other operating revenues  $ 596.9       $ 353.8
Earnings from equity affiliate          6.5           5.0
Other revenues                          7.1          13.2
                                    -------       -------
Gross revenues                        610.5         372.0
Less: Purchases                      (246.1)       (130.3)
      Delivery expenses               (12.4)         (2.3)
                                    -------       -------
Net revenues                          352.0         239.4

EXPENSES
Operating expenses                     43.0          50.5
Dry hole costs                         37.7           5.4
Other exploration expenses             22.1          24.9
Undeveloped leasehold amortization      8.8           8.7
Depreciation, depletion and
 amortization                         114.7         113.3
Selling, general and
 administrative expenses               13.5          12.7
Taxes other than income taxes          15.1           8.8
Interest expense                       14.7          20.5
                                    -------       -------
Total expenses                        269.6         244.8
                                    -------       -------
Income (loss) before income taxes      82.4          (5.4)
Income tax provision (benefit)          5.0         (24.4)
                                    -------       -------
Net income                          $  77.4       $  19.0
                                    =======       =======
Earned per share(basic)             $  0.79       $  0.20
Earned per share(diluted)           $  0.78       $  0.19



                            VASTAR RECSOURCES, INC.

                             SUMMARY OF OPERATIONS

                                  (Unaudited)

                                         For the three months
                                           ended March 31,
                                           2000      1999
OPERATIONS
Total production (MMcfed-net)              1,455    1,503

Natural gas:
 Production (MMcfd-net)                    1,054    1,168
 Average wellhead price (per Mcf)         $ 2.19   $ 1.62

Crude oil:
 Production (Mbd-net)                       46.0     46.7
 Average realized price (per barrel)      $24.73   $11.16

Natural gas liquids:
 Production (Mbd-net)                       20.8      9.2
 Average realized price (per barrel)      $19.11   $ 8.10

Discretionary Cash
 Flow* ($ millions)                       $266.1   $153.6


*Discretionary cash flow is derived by adjusting net income for the pre-tax effects of exploration expenses, depreciation, depletion and amortization, and the change in deferred income taxes. Discretionary cash flow is not a term defined by generally accepted accounting principles and should not be considered as an alternative to net cash provided by operating activities.

[Vastar letterhead appears here]

                                                                         NR00-10

                                                                  April 13, 2000


FOR IMMEDIATE RELEASE

VASTAR RESOURCES DECLARES COMMON DIVIDEND

     Houston, Texas -- Vastar Resources, Inc. (NYSE: VRI) today declared a quarterly dividend of $0.075 per common share, to be paid on June 1, 2000 to stockholders of record May 5, 2000.

Vastar Resources, Inc., headquartered in Houston, Texas, finds, develops and produces natural gas and liquid hydrocarbons. The company is currently active in more than 100 producing fields, with production in the Gulf of Mexico shelf, Gulf Coast, Rocky Mountains and Mid-Continent areas, and a growing exploratory and development presence in the Gulf of Mexico deepwater trend. Additional information on Vastar is available on the company's website at www.vastar.com.

As previously announced on March 16, 2000, BP Amoco advised Vastar's board of its intention to commence a tender offer for the minority stockholding of the company. The proposal is conditioned on BP Amoco's acquisition of ARCO, which currently owns the balance of Vastar's stock. Vastar shareholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer when they become available, as these statements will contain important information relating to the tender offer. Shareholders will be able to obtain these statements and any amendments thereto and other filed documents for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, Vastar Resources, Inc. will make the solicitation/recommendation statement and any amendments thereto available for free to Vastar's shareholders. Please direct your request for the solicitation/recommendation statement to Ellen DeSanctis, Manager of Investor Relations and Corporate Communications, Vastar Resources, Inc., 15375 Memorial Drive, Houston, Texas 77079, Telephone (281) 584-3477

                                     # # #

Contact:  James Bartlett, (281) 584-3448 (media)

          Ellen DeSanctis, (281) 584-3477 (financial)




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